Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2006	2007	2008	2009

Earnings:
Income (loss) from before provision for income taxes	$(38,928)	$(41,251)	$(64,763)	$(41,810)	$(12,691)
Interest charges	17,842	25,463	34,390	39,514	39,197
Interest factor in operating rents (1)	2,365	2,568	3,993	3,775	3,997

Total income (loss)	(18,721)	(13,220)	(26,380)	1,479	30,503

Fixed charges:
Interest charges	17,842	25,463	34,390	39,514	39,197
Interest factor in operating rents (1)	2,365	2,568	3,993	3,775	3,997

Total fixed charges	20,207	28,031	38,383	43,289	43,194

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$(38,928)	$(41,251)	$(64,763)	$(41,810)	$(12,691)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.